Washington, D.C. 20549




                                   FORM 6-K


                           REPORT OF FOREIGN ISSUER
                     PURSUANT TO RULE 13a-16 OR 15b-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                            For September 16, 2005



                         Andina Bottling Company, Inc.
                         -----------------------------
                (Translation of registrant's name into English)


                            Avenida Andres Bello 2687
                   -----------------------------------------
                               Piso 20, Las Condes
                    --------------------------------------
                                   Santiago
                        -------------------------------
                                    Chile
                          ---------------------------

                   (Address of principal executive offices)

                           Form 20-F X Form 40-F
                                    ---          ---



          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.



                                Yes    No X
                                   ---   ---

                 ANDINA BOTTLING COMPANY, INC. (THE "COMPANY")
                              REPORT ON FORM 6-K

TABLE OF CONTENTS

1. Consolidated Financial Statements of the Company for the period ended June 30, 2005.

                                  SIGNATURES


          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.





                                            EMBOTELLADORA ANDINA S.A.

                                            By: /s/ Osvaldo Garay
                                               -------------------
                                               Osvaldo Garay
                                               Chief Financial Officer


Dated: September 16, 2005